Exhibit 21.1
List of Subsidiaries of C&J Energy Services, Inc.

Entity	State of Formation
C&J Energy Production Services - Canada, Ltd.	Alberta
C&J International B.V.	The Netherlands
CJES Insurance (Texas), Inc.	Texas
C&J Well Services, Inc.	Delaware
C&J Spec-Rent Services, Inc.	Indiana
KVS Transportation, Inc.	California